July 7, 2009

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	Form 10-K for the fiscal year ended December 31, 2008

Form 10-Q for the period ended March 31, 2009

File No. 1-3247

Ladies and Gentlemen:

We are responding to the comments in the Securities and Exchange Commission (the “Staff”) letter dated June 24, 2009, which supplemented the Staff’s letters dated June 9, 2009 and April 24, 2009, to Mr. James B. Flaws of Corning Incorporated (“Corning”). For your convenience, we have included the Staff’s comments below followed by our related response.

Form 10-K for the year ended December 31, 2008

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company response

As noted below, we will include revised or additional disclosures in our Form 10-Q for the second quarter of 2009 and subsequent filings, as appropriate.

Critical Accounting Estimates, page 39

Impairment of assets held for use, page 39

2.

Your response to comment 4 in your letter dated May 22, 2009 indicates that these precious metals are tested for impairment as part of the appropriate asset grouping under SFAS 144 which requires you to assess the recoverability of the carrying value of long-lived assets when an event of impairment occurs. Your response to comment 3 in your letter dated May 22, 2009 also provides additional disclosure that will be provided in future filings regarding your testing for impairment of assets held for use, which includes precious metals with indefinite useful lives. Given the significance of the precious metals in comparison to your total property, please expand your disclosures to clearly state your consideration of these precious metals in your testing of the appropriate assets grouping for impairment under SFAS 144. Specifically, it should be clear what consideration is given to these precious metals determining whether an event or circumstance may be indicative of impairment as well as what consideration is given to these precious metals in your forecast of the expected future net cash flows in arriving at the estimated fair value of the related asset groupings. Your disclosures should include the following:

•

We note that one of the events and circumstances which may be indicative of impairments includes a significant decrease in the market price of an asset. Please disclose the types of precious metals you have recorded with indefinite useful lives as well as whether you consider the market price of these metals in your impairment assessment; and

•

You state that the fair value of long-lived assets is determined using an “income approach” that starts with the forecast of all the expected future cash flows. Please disclose what consideration you give to the precious metals in arriving at the estimated fair value of your corresponding asset groups. You should discuss any significant estimates and assumptions you make regarding these metals in your estimated fair value, including any assumptions regarding the length of time they will be used or the potential sale of the metals.

Company response

For the majority of our reporting segments, we concluded that locations or businesses which share production along the supply chain must be combined in order to appropriately identify cash flows that are largely independent of the cash flows of other assets and liabilities. The majority of Corning’s precious metals are used for the production of LCD glass in the Display Technologies segment. Using the “income approach,” the expected future cash flows are primarily derived directly from the operations of the business and are not largely dependent on the value of the precious metals. For long lived assets, which include precious metals, when indicators are present, we compare estimated undiscounted future cash flows and eventual disposition of the asset group adjusted for market value of those assets to the assets’ carrying value to determine if the asset group is recoverable.

As of December 31, 2008, our review did not identify any events or circumstances that indicated that the carrying value of our long-lived assets may not be recoverable. As a result, we were not required to perform the undiscounted cash flow test under SFAS 144. Although we were not required to perform the fair value assessment step under SFAS 144, we do not believe we have any instances where the carrying value of our long-lived assets is close to fair value.

In response to the Staff’s comments, presented below are the disclosures that will be provided in Critical Accounting Estimates in Management’s Discussion and Analysis in our next quarterly filing and in future filings, as appropriate. For your convenience, changes from our Form 10-K are underlined, with changes from our May 22nd letter in bold print.

Critical Accounting Estimates

Impairment of assets held for use

SFAS 144 requires us to assess the recoverability of the carrying value of long-lived assets when an indicator of impairment has been identified. We review our long-lived assets in each quarter in which impairment indicators are present. We must exercise judgment in assessing whether an event of impairment has occurred.

Manufacturing equipment includes certain components of production equipment that are coated with or constructed of precious metals, primarily platinum and rhodium. These metals have an indefinite useful life because they will be returned to their original state and reused or sold. Precious metals are reviewed for impairment as part of our assessment of long-lived assets.

Examples of events or circumstances that may be indicative of impairments include:

•	A significant decrease in the market price of an asset;
•	A significant change in the extent or manner in which a long-lived asset is being used or in its physical condition;
•	A significant adverse change in legal factors or in the business climate that could affect the value of the asset, including an adverse action or assessment by a regulator;
•	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset;
•

A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of an asset; and

•	A current expectation that, more likely than not, an asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We must exercise judgment in assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the majority of our reporting segments, we concluded that locations or businesses which share production along the supply chain must be combined in order to appropriately identify cash flows that are largely independent of the cash flows of other assets and liabilities.

For long-lived assets, when impairment indicators are present, we compare estimated undiscounted future cash flows including the eventual disposition of the asset group at market value, to the assets’ carrying value to determine if the asset group is recoverable. This assessment requires the exercise of judgment in assessing the future use of and projected value to be derived from the assets to be held and used. Assessments also consider changes in asset utilization, including the temporary idling of capacity and the expected timing for placing this capacity back into production. If there is an impairment, a loss is recorded to reflect the difference between the assets’ fair value and carrying value. This may require judgment in estimating future cash flows and relevant discount rates and residual values in estimating the current fair value of the impaired assets to be held and used.

The fair value of long-lived assets is determined using an “income approach” that starts with the forecast of all the expected future net cash flows including the eventual disposition at market value of long-lived assets and also considers the fair market value of any precious metals. Some of the more significant estimates and assumptions include: market size and growth, market share, projected selling prices, manufacturing cost and discount rate. Our estimates are based upon our historical experience, our commercial relationships, and available external information about future trends. We believe fair value assessments are most sensitive to market growth and the corresponding impact on volume and selling prices and that these are also more subjective than manufacturing cost and other assumptions. The Company believes its current assumptions and estimates are reasonable and appropriate.

As of December 31, 2008, we have not identified any instances where the carrying values of our long-lived assets were not recoverable.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Property, Net of Accumulated Depreciation, page 62

3.

You state that manufacturing equipment includes certain components of production equipment that are coated with or constructed of precious metals and that these metals have an indefinite useful life because they will be returned to their elemental state and reused or sold. Please help us further understand how you determined that it is appropriate to account for these precious metals as assets with indefinite useful lives rather than part of the salvage value of your production equipment. In this regard we note that depreciation should be based on the cost of the asset reduced by its estimated salvage value, with the salvage value based on price levels in effect when the asset is acquired and then periodically reviewed and revised to recognize downward changes in value. In addition, based on the nature of the precious metals, please help us understand how there is no loss in value as these metals are used in the manufacturing process.

Company response

In order to help you further understand our responses to your comments, we have included a background section which describes how precious metals are used in our manufacturing process.

Background

Several of Corning’s manufacturing processes require the handling and movement of molten glass at very high temperatures. In comparison to other materials used in glass manufacturing equipment, components made of precious metals, primarily platinum and rhodium, can withstand these extreme environments without impacting the quality of the glass that we manufacture. Precious metal components can take the form of stirrers and other devices, although the largest quantities of metal are used to line sections of the tanks in which we melt glass. These devices and linings are integral to the functioning of the equipment.

On a routine basis, significant components of the melting equipment must be rebuilt in order for the equipment to function properly. At the time of rebuilding, the equipment is cooled and dismantled, and the precious metals are physically reclaimed. The precious metals are then refined to remove any contaminants and reformed into new components. These reformed components are installed into another piece of equipment and placed back into service. A small portion of the metal is physically lost in the manufacturing, reclamation and reforming processes. These losses amount to less than 1% of our total metals each year.

We have used precious metals in our glass melting processes for decades. We purchase additional metals when required to expand our productive capacity.

Accounting

We have disclosed that certain components of our production equipment are coated with or constructed of precious metals. The metal is recorded at its historical price when purchased. We describe the metals as having an indefinite useful life because we experience low physical losses and the metals can be refined to return them to their original state and repeatedly reused or sold.

We account for the physical loss of metals in the manufacturing and reclamation processes as a period expense using an average historical cost. We use historical data to estimate and record the loss of metals during a glass tank’s productive life. Once a glass melting tank is taken out of service and the actual loss is known, we adjust our loss estimate if necessary.

Corning primarily uses a shrinkage approach, which is a consumption-of-assets method that allows for the allocation of assets that are used or depleted through manufacturing production processes. This approach results in shrinkage expense that is recorded uniformly as the related asset is utilized in the production process.

Based on the facts, circumstances and the unique nature of our manufacturing processes, we consider precious metals to be indefinite lived. If the nature of our usage of these assets changes, we would assess the accounting implications and would make appropriate adjustments beyond providing for shrinkage on a regular basis.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Property, Net of Accumulated Depreciation, page 62

4.

Please tell us supplementally whether there have been any instances in which you have sold these precious metals. If so, please tell us when the metals were sold as well as the corresponding sales prices and carrying values of the metals sold. Please also tell us whether you have reused these precious metals in the past. If so, please tell when they were reused in new production equipment and the corresponding carrying values of the amounts that were reused. In this regard, please tell us the average time between the removal of the precious materials from the old production equipment and the placement of the precious metals into service in the new production equipment.

Company response

In the past 5 years, as covered in our 2008 Form 10-K, we have sold precious metals only twice–as part of the sale of a specific business or because we no longer used a specific kind metal in our manufacturing process. In both cases, the amounts have been insignificant. In 2008, we sold palladium with a book value of $400,000 for $700,000 because we no longer use that metal. Also in 2008, we sold platinum and rhodium with a book value of $1 million as part of the overall sale of our Steuben glass business.

As noted in the background section above, we reuse precious metals on an ongoing basis in our glass melting tanks. Over time, virtually all of our metal is reused. The time between the removal of precious metals from the old equipment and its replacement in new equipment is typically 6 to 9 months. The carrying value of metals that have been reused is their average historical cost.

Form 10-Q for the quarter ended March 31, 2009

General

5.	Please address the above comments in your interim filings as well.

Company response

Please see our responses to comments 1 through 4 above.

Corning acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct accounting questions regarding this response to me at (607) 974-7674. Please direct any questions on other issues to R. Tony Tripeny, Senior Vice President and Corporate Controller at (607) 974-3331.

Sincerely,

/s/ Phillip E. Gorham
Phillip E. Gorham

Assistant Controller

cc:	Wendell P. Weeks, Chairman and Chief Executive Officer

James B. Flaws, Vice Chairman and Chief Financial Officer

Vincent P. Hatton, Sr. Vice President & General Counsel

R. Tony Tripeny, Sr. Vice President & Corporate Controller

Kurt M. Landgraf, Chairman, Corning Board of Directors Audit Committee

Mike Thiessen, PricewaterhouseCoopers LLP

Stephen T. Giove, Shearman & Sterling